

February 12, 2014

Via E-mail
Fred E. Tannous
Chief Executive Officer
OverNear, Inc.
1460 4th St., Suite 304
Santa Monica, CA 90401

> **Re:** **OverNear, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed February 7, 2014**
> **File No. 333-188565**

Dear Mr. Tannous:

We have reviewed your responses to the comments in our letter dated January 24, 2014 and have the following additional comment.

Exhibit 5.1

1. We note your response to our prior comment 4. Please delete or revise the first assumption (iv) on page 2 so that it is clear that counsel is not assuming that the registrant has sufficient authorized shares for the transactions contemplated by the registration statement. Please refer to part II.B.3.a of Staff Legal Bulletin No. 19.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: via-email
David M. Loev
The Loev Law Firm, PC